Filed by AETNA Inc.
                          Pursuant to Rule 425 under the Securities Act of 1933
                                                    Subject Company: AETNA Inc.
                                                  Commission File No. 001-11913


               Text from home page
               www.aetnafinancial.com
               ----------------------

                 Welcome to a new way of planning for your future. A way to stay in touch with your investments -- any time, day or night. But more than that, you can count on Aetna to be your financial partner -- to help you identify your options and put strategies into motion. Why are we doing all this? Because we believe you should have the financial freedom to pursue your life goals.

                 Sending a child to college, buying that dream home, finding the right job, or preparing for retirement are all part of life. But reaching those life goals takes hard work and planning. The first step in that planning process and one of the hardest to get started is educating yourself. To make this process easier, we have redesigned our "Your Life" area. Want to know about College Financial Aid, click here. Or you may be a newly wed and dealing with the Financial Challenges Facing Younger Couples, then click here.
                 (headline in right upper portion of the page...)
                 Aetna sells
                 Financial and International to ING Group (this links to Aetna ING announcement page see next page)

                 (Text for Aetna/ING Announcement page) (Links to other places appear in blue.)


                 Aetna Financial Services and Aetna
                 International purchased by ING Group

                 Quick Facts
                 Aetna has announced it has reached a definitive agreement with ING Group to sell Aetna Financial Services and Aetna International. The goal is to close the sale by the end of the year. Aetna Financial Services will continue to provide valuable products and services to all of the customers who currently rely on us every day to be the company that offers them smart solutions.
                 This deal does not impact our ability or intent to meet our contractual and other obligations to our customers. Once the sale is complete, we will be part of one of the 15 largest companies in the world (based on revenue and other key measures) and part of the second largest life company in the world (based on revenues). As part of this organization, we will be able to offer even more choices and more flexibility to our customers.

               News on the Transaction
                 Aetna to Sell Financial Services and International Businesses to ING for $7.7 Billion Questions and Answers

               More about Aetna Financial Services and Aetna International
                 Aetna Financial Services - At a Glance
                 Aetna International - At a Glance
                 Thomas J. McInerney, President, Aetna Financial Services
                 John Y. Kim, President, Aetna Financial Services, U.S. Frederick C. Copeland, Jr, President, Aetna International, Inc. Aetna International Inc.
                 Aetna Inc.

               More about ING
                 ING Group - At a Glance
                 ING Americas - At a Glance
                 ING U.S. - At a Glance
                 Ewald Kist, Chairman of the Executive Board, ING Group Cees Maas, Chief Financial Officer, ING Group
                 Frederick S. Hubbell, Chairman, ING Americas & ING Asia
                 R. Glenn Hilliard, Chief Executive Officer, ING Americas John R. Barmeyer, Chief Legal Officer, ING U.S.
                 Keith Gubbay, Executive Vice President, ING's FSI Americas
                 Region

               Formore information about ING Group visit their website at
                 www.ing.com For more information about ING Americas visit their website at www.ing-na.com

               AETNA TO SELL FINANCIAL SERVICES AND INTERNATIONAL
                       BUSINESSES TO ING FOR $7.7 BILLION

         -- Shareholders to Receive One Share of New Health Company and
                    Approximately $35 Per Share in Cash --


HARTFORD, CT, JULY 20, 2000 - Aetna (NYSE: AET) today announced that it has reached a definitive agreement to sell its financial services and international businesses to ING Group in a transaction valued at approximately $7.7 billion, consisting of approximately $5 billion in cash and the assumption of approximately $2.7 billion in debt.

Under the terms of the agreement, Aetna will spin off to its shareholders a new health business, which will include Aetna U.S. Healthcare, Group Insurance and Large Case Pensions, as well as Aetna Global Benefits. Simultaneously, the parent company and its remaining subsidiaries, which will house the financial services and international businesses, will merge with a newly formed subsidiary of ING. In exchange for each Aetna share, Aetna shareholders will receive one share in the new health company, which will be named Aetna Inc., and approximately $35 per share in cash.

The structure is expected to result in minimal tax to Aetna, maximizing the amount of cash shareholders receive. Depending on their cost basis, shareholders will be subject to capital gains taxes on the cash distribution, plus the value of the health company shares received in the transaction.

The transaction, which is subject to regulatory and shareholder approvals and other closing conditions, is expected to close by the end of 2000. The new health company

                                    - more -

will be headquartered in Hartford, Conn., with major facilities in Blue Bell, Pa., and Middletown, Conn.

"With this transaction, we believe we have taken an important step toward our stated goal of delivering value to shareholders, while also taking into account the concerns of our customers, employees and other constituents," Aetna Chairman and CEO William H. Donaldson said. "Under ING's ownership, the financial services and international businesses will be part of a strong global company with a significant commitment to continued future growth. Further, our customers will benefit from ING's financial strength, broad product array and international experience.

"We also are pleased with ING's stated commitment to the city of Hartford and the local communities where we do business. ING's intention to draw upon the many talented people in our financial services and international businesses has positive implications for current and future job opportunities in the Greater Hartford community.

"Finally, Aetna shareholders will retain ownership of the new health company, which we believe represents a turnaround opportunity as we take steps to improve financial performance and redefine the company's business model," Donaldson said.

The New Aetna
Following the close of the transaction with ING, Aetna will remain the nation's largest health care benefits company, with 19.5 million health members, 14.8 million dental members and 11.5 million group life insurance members. The company offers a full spectrum of health benefits and group insurance products. Other competitive strengths include: broad geographic reach, strong market positions, a large membership base, extensive provider networks, information technology expertise and a dedicated corps of employees who are recognized experts in their fields.

"Despite significant challenges, our health business is profitable, with strong cash flows," Donaldson said. "As a separate company, it should be able to bring intensified
                                    - more -

management focus on improved service to our customers and enhanced financial performance.

"With the previously announced higher-than-anticipated rise in medical costs for the second quarter, we have an even stronger sense of urgency to make the changes necessary to get our health business on the right track.

"Following a comprehensive review of our business model, we are implementing a number of strategic initiatives to improve the performance of our health business," Donaldson said. "These steps are focused on both the immediate need to improve financial performance and the imperative to transform our business model to offer more flexibility and choice."

The strategic initiatives include:

o Restructuring our product portfolio to provide greater balance in our range of offerings, including the introduction of new products for January 2001 that focus on meeting consumer desires for greater personalization, flexibility and choice, and which are priced accordingly;

o Improving relations with doctors and hospitals by eliminating unnecessary requirements and streamlining processes to eliminate hassles, while negotiating sensible contracts that meet the needs of all parties;

o Leveraging Aetna's vast health care information technology assets to meet constituents' demand and achieve efficiencies;

o Providing increased flexibility to regional management to address issues that arise locally, where care is delivered;

o Being selective about which markets to compete in for each of our products, with an eye toward achieving profitable businesses everywhere we compete;

o Realigning management and employee incentives to encourage cross-functional cooperation and solid business results;

o Restructuring sales and broker compensation to encourage account retention and new business development; and

                                    - more -

o Strengthening management, starting with the selection of a new CEO with dynamic leadership abilities.

"We believe these efforts will enable us to leverage our considerable competitive strengths and usher in a new era of growth for our health business, which should result in greater shareholder value," Donaldson said.

A Fortune 50 company, Aetna currently provides over 45 million people worldwide with quality products, services and information to help them manage best what matters most: their health and financial well-being. Information about Aetna is available at www.aetna.com.

Aetna's analyst and investor conference call will be held at 8 a.m. EST on July 20 and can be accessed from the U.S. by dialing 1-800-230-1085. International callers please dial 612-288-0318. (Please dial in 5 to 10 minutes prior to the call.) The call also will be Webcast through www.aetna.com by clicking and following instructions on the "investor info" button.


                                     # # #

CAUTIONARY STATEMENT - Certain information in this press release concerning the transaction with ING is forward looking, including statements regarding the amount of cash per share that our shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and our expectation as to the closing date of the ING transaction. Certain information in this press release concerning Aetna's health business is also forward looking, including the future business prospects for our health business and our expectations as to the future impact of certain actions and plans we intend to implement in our health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time;

the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

This press release does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, www.sec.gov, and Aetna's Web site, www.aetna.com.

                  Aetna Financial Services/International Sale
                                      Q&A


     1.  What are the basic terms of the agreement?
         Sale Price                   Approximately $7.7 Billion
         Assumption of Debt           Approximately $2.7 Billion
         Cash to shareholders         Approximately $5 Billion ($7.7 - $2.7)
         Taxes                        Minimal for Aetna

     2.  How is the transaction structured?
         Aetna will spin-off the health business to shareholders, resulting in each Aetna shareholder receiving for each share of Aetna that they own one share in the health company, which will be renamed Aetna Inc. Simultaneously ING will acquire the parent company (now called Aetna Inc.) and its remaining legal entities (e.g. ALIAC and Aetna International), which house the remaining financial services and international businesses. In addition to receiving one share in the health company in exchange for each share held prior to the deal, shareholders will receive approximately $35 per share in cash from ING.

     3.  How exactly does this happen?  Spin, sale, debt?
         All of the transactions within the sale will happen essentially simultaneously in approximately the following manner:

  o   Aetna U.S. Healthcare is spun off to shareholders of AET stock;

  o Simultaneously, the parent company (now called Aetna Inc.) merges with a subsidiary of ING;

  o Shareholders receive one share in the health company in exchange for each share held prior to the deal and approximately $35 in cash from ING in exchange for each share of Aetna stock.

  o   The new health company will be named Aetna Inc.

     4.  What are the total proceeds from the sale?
         The cash to shareholders from ING is approximately $35 per share. Shareholders also will receive a share of the health company. The total value of the ING deal is approximately $7.7 billion, including ING's assumption of approximately $2.7 billion in debt.

     5.  What is the value of the deal to shareholders?
         Net proceeds / # Shares:  $5 B / 141.1 M = approximately $35
         Plus the value of the new health company shares as determined by the market.

     6.  What will happen with the cash proceeds?
         ING will pay all cash - approximately $5 billion -- directly to shareholders.

     7. Will any of the proceeds be used for debt reduction or a share repurchase?

         No.  All cash will go directly to shareholders.

     8.  How will the spin-off of the health business work?
         Each person who holds Aetna stock when the deal closes will receive one share in the health company in exchange for each share of Aetna Inc. held prior to the deal.

     9.  What is the tax treatment?  What is the tax mechanism?
         The sale is expected to result in minimal tax for Aetna.

     10. What exactly do shareholders receive?
         For each Aetna Inc. share, shareholders will receive one share of stock in the new health company as well approximately $35 per share in cash from ING.

     11. What will a share in the new health company be worth?
         That will depend on what it will trade for in the market.

     12. Will shareholders be taxed on the health company stock? On the cash distribution? This is a taxable redemption. Shareholders would compare the cash they receive plus the value of the new share on the transaction date to the cost they paid for each old share. The difference would result in the recognition of a taxable gain or loss, which may be long-term capital gains or losses depending on how long the shares have been owned by the shareholders.

     13. What happens to Aetna Inc. and Aetna Services debt?
         Aetna's long-term debt will be assumed by ING.

     14. What will happen to my existing shares of Aetna?
         As a result of the integrated redemption transaction, each share of Aetna Inc. will be redeemed for cash and a new share of the new health company.

     15. What regulatory approvals are required?
         The transaction is subject to customary state, federal and international approvals.

     16. Is a shareholder vote required?
         Yes (2/3 of outstanding shares is required to approve the merger of Aetna Inc. with ING's subsidiary).

     17. When do you expect the sale to close?
         Subject to regulatory approvals and a shareholder vote, Aetna is targeting to close the transaction by the end of 2000.

         Aetna Financial Services - At a Glance

              President: Thomas J. McInerney
              Number of U.S. customers: Nearly 2 million
              Assets under management and administration: $77 billion as of 3/31/2000
              Total earnings in 1999: $209 million
              Market position: Among top five in each of its targeted defined contribution markets
              Employees in the U.S.: 3,400
              Headquarters: Hartford, CT

              Aetna Financial Services, through its operating companies, is a leading defined contribution retirement plan provider in the Government, Healthcare, Education and Small Case Corporate market segments. In 1999, Aetna Financial Services held a top-five position in these target markets. In addition to defined contribution plans, Aetna Financial Services offers individual products such as annuities and mutual funds, financial and investment products, and investment advisory services.

              Products offered include 401(k) programs for corporations; 403(b) programs for healthcare, non-profit and educational institutions; 457 programs for government entities. Aetna Financial Services, through its broker-dealer, Aetna Investment Services, Inc., also offers mutual funds, general securities, variable and fixed annuities and financial planning services for individuals.

              Over the past five years, assets under management have grown at a compound annual growth rate of 30 percent and earnings have grown at a compound annual growth rate of 20 percent. Aetna Financial Services has posted strong returns, with a 17.7 percent return on equity in 1999. At the end of first quarter 2000, assets under management and administration totaled $77 billion.

              The three major industry rating agencies have awarded Aetna Life Insurance and Annuity Company (ALIAC) - Aetna
              Financial Services' primary operating company -- ratings in the AA category in recognition of:

                 the quality of ALIAC's asset portfolio,
                 earnings momentum, and
                 market positions

              **A.M. Best has all the ratings under review with developing implications. Moody's placed the long-term credit ratings on review, direction uncertain. Standard &
              Poors has all the
              ratings on CreditWatch with developing implications. Duff & Phelps has all the ratings on Rating Watch - - Uncertain. Ratings do not apply to the products or services provided by Aetna Life Insurance and Annuity Company.

              Through a wholly owned investment management subsidiary, Aeltus Investment Management Inc., Aetna Financial Services is able to use in-house expertise to manage most of Aetna's own variable annuity portfolios and mutual funds. Aeltus also provides investment expertise and products to institutions and individuals.

              Aetna Financial Services employs a diversified distribution strategy that supports a focused approach to customers and specific markets. Approximately 37,000 representatives are appointed to sell Aetna Financial Services products in the U.S. Products are distributed through a variety of intermediaries including:

                 career agents that focus primarily on healthcare, education and government markets; a direct agent sales force and salaried enrollers that focus primarily on government cases; third party administrators; financial intermediaries, with which Aetna Financial Services has agreements, consisting of unaffiliated broker/dealers targeting the individual market; and Financial Network Investment Corporation (a wholly owned broker dealer and financial planning organization).

              As of March 31, 2000, ALIAC had $56 billion invested through its products, including $42 billion in its separate accounts (of which ALIAC, or its subsidiary Aeltus
              Investment Management Company, oversees the management of $25 billion).
              C00-0714-015

              Aetna International - At a Glance

              Aetna International, Inc. is a wholly owned subsidiary of Aetna Inc. and the second leading U.S. insurer operating in international markets. Aetna International and its affiliates operate in more than 13 countries and have more than 17 million customers insured or covered through group plans or direct, individual sales.

              Operating earnings for continuing operations in 1999 were $132 million.

              Aetna International has successfully established itself as a leader in the life, annuity, pension, asset management and health markets in Asia and Latin

              America. In these two regions, essentially all of Aetna's more established country operations hold top-five market positions in their respective market segments.

              Aetna International currently has operations in:
              Argentina
              Brazil
              Chile
              China
              Colombia
              Hong Kong
              Indonesia
              Japan
              Malaysia
                                Mexico
                                New Zealand
                                Peru
                                Philippines
                                Poland
                                Taiwan
                                Thailand


              Aetna International and its affiliates currently have approximately 15,000 employees worldwide.

              Snapshots:
              Aetna Asia:
              Nine countries
              3.4 million customers
              28,000 agents
                                         Aetna Latin America:
                                         Seven countries
                                         13.6 million customers
                                         19,000 agents and brokers


              C00-0714-015

              Thomas J. McInerney is President of Aetna Financial Services in Hartford, Conn. With $77 billion in assets under management and administration, Aetna Financial Services, through its operating companies, is a leading defined contribution retirement plan provider in the Government, Healthcare, Education and Small Case Corporate market segments.

              In 1999, Aetna Financial Services held a top-five position in these target markets. In addition to defined contribution plans, Aetna Financial Services offers individual products such as annuities and mutual funds, financial and investment products, and investment advisory services.

              In addition to his position as president of Aetna Financial Services, McInerney also serves as Aetna's Executive Diversity Steward. In this role, he oversees Aetna's business-centered diversity initiatives, and recently accepted the Thurgood Marshall Scholarship Fund's 1998 Corporate Leadership Award on behalf of Aetna.

              Mr. McInerney joined Aetna in 1978, and has held a variety of line and corporate staff positions in his career with the company.

              Mr. McInerney was head of National Accounts and Core Sales & Marketing for Aetna U.S. Healthcare from April 1996 to March 1997. From July 1995 to April 1996, he led Corporate Strategy for Aetna Inc. From 1992 to1995, Mr. McInerney was head of Aetna's Large Case Pensions operations, which managed $46 billion of assets for Fortune 1000 companies. From 1982 to 1992, Mr. McInerney held a variety of positions in Aetna's investment management and corporate staff units. During this period, he was responsible for corporate and business planning, raising capital for Aetna, mergers and acquisitions, and private placement investments.

              Mr. McInerney graduated with honors from Colgate University in 1978 with a Bachelor of Arts degree in Economics. He received a Master of Business Administration degree, with a concentration in Finance from the Amos Tuck School at Dartmouth College in 1982.

              Mr. McInerney is a member of the National Commission on Retirement Policy, an initiative of the Center for Strategic and International Studies, and was a delegate to the 1998 SAVER Summit sponsored by President Bill Clinton and Congressional leaders.

              Mr. McInerney is a member of the Board of Directors for the American Council of Life Insurance (ACLI), the National Conference for Community and Justice, and the National Association of Manufacturers. In Connecticut, he is a member of the Governor's Council on Economic Competitiveness and Technology, the Board of Trustees of The Bushnell, and the Board of the MetroHartford Chamber of Commerce, and is Chairman of Concerned Citizens for Effective Government, an organization that is working with the MetroHartford Chamber of Commerce to improve the Hartford public school system.

              John Y. Kim is President of Aetna Financial Services' domestic operations in Hartford, Connecticut. With $77 billion in assets under management and administration, Aetna Financial Services, through its operating companies, is a leading defined contribution retirement plan provider in the Government, Healthcare, Education and Small Case Corporate market segments. Aetna Financial Services - U.S. is part of the Aetna Financial Services global family of businesses, one of the two core business groups of Aetna Inc.

              In addition to his position as President of Aetna Financial Services - U.S., Mr. Kim is Chief Executive Officer of Aeltus Investment Management, Inc., Aetna's investment management arm. Prior to his position at Aeltus, Mr. Kim was managing director and head of Institutional Fixed Income at Mitchell Hutchins Institutional Investors from 1993 to 1994.

              Mr. Kim joined Aetna in 1983, and has held a variety of business and investment positions in his career with the company. Mr. Kim was Vice President and Senior Portfolio Manager for Aetna's Property/Casualty portfolios from 1992 to 1993. From 1991 to 1992, he managed Aetna's Investor Relations effort. Between 1987 and 1989, he advanced from Investment Analyst to Senior Investment Officer, then to Fixed Income Portfolio Manager.

              Mr. Kim graduated from the University of Michigan in 1983 with a Bachelor of Business Administration degree. He earned a Master of Business Administration degree from the University of Connecticut in 1986.

              Mr. Kim is a member of the Association for Investment Management and Research, the New York Society of Security Analysts, and the Hartford Society of Security Analysts. He is a chartered financial analyst. He is also a regular panelist on Wall $treet Week with Louis Rukeyser. Connecticut.

              As President and Chief Executive Officer of Aetna International, the international arm of Aetna, Inc., Mr. Copeland heads Aetna's insurance and financial services businesses outside the United States. Aetna International operates in 16 countries with revenues of $4 billion and operating earnings of $180 million.

              Before joining Aetna in July of 1995, Mr. Copeland had been Chairman and President of Fleet Bank, N.A., based in Hartford, Connecticut, since 1993. He was responsible for the bank's 140 branch offices and 10 administrative offices. In addition, he oversaw Commercial and Real Estate Banking activities, Private Banking, Investment Services, Loan Administration and Operations, as well as the Community Reinvestment Act and corporate staff functions.

              Prior to that, he was President and Chief Executive Officer of Citibank Canada, headquartered in Toronto, a position which capped more than 25 years with Citicorp/Citibank, half of which involved international experience.

              Mr. Copeland began his career with Citibank in 1967 in New York after earning an MBA from Columbia University. He accepted an assignment in London in 1969. Returning to New York in 1972, he was named Vice President and department head of Citibank's credit analysis unit in 1976.

              In 1978, he moved to Houston as Southwest area manager and senior credit officer. He accepted another overseas assignment in 1983 as country head of Citibank, N.A., in Taipei, Taiwan, the largest foreign-invested bank in that nation. He returned to North America in 1987 to head Citibank Canada. With assets of C$5.4 billion, Citibank Canada is the largest foreign-invested bank in Canada.

              Active in the community, Mr. Copeland was Chairman of the 1995 Greater Hartford United Way Campaign and serves on the Board of Directors of Connecticut Public Television (formerly Chairman), the Greater Hartford Chamber of Commerce, the Capitol Region Growth Council (formerly Chairman), the Connecticut Historical Society and the Old State House. In addition, he was a member of the organizing committee of the 1995 Special Olympics World Games held in New Haven. He also formerly served on the Board of Regents of the University of Hartford. In Taipei, he served on the Board of Directors of the Taipei American School and was First Executive Vice President of the American Chamber of Commerce there. In Toronto, he served on the Executive Committee of the Canada Bankers Association.

              In addition to an MBA from Columbia, Mr. Copeland holds a Bachelor's degree from Bowdoin College, Brunswick, Maine.

              Mr. Copeland, his wife, Susan, and their children live in Hartford, Connecticut.

ING GROUP CORPORATE FACT SHEET

              Profile
              ING Group, a global financial institution of Dutch origin, is active in the field of banking, insurance and asset management in more than 60 countries, with over 90,000 employees. ING seeks to provide a full range of integrated financial services to private, corporate and institutional clients through a variety of distribution channels.

              ING comprises a broad spectrum of prominent companies operating close to their customers throughout the world. Operations in the Americas, Europe and Asia/Pacific are managed in three separate business units. Asset management and corporate & investment banking are managed globally in two additional business units.

              Mission
              ING Group's mission is to be a leading global, client-focused provider of integrated financial services through the distribution channels of the client's preference in markets where ING can achieve critical mass. Maintaining focus on the strength of ING Group's operations and more intensive cooperation between business units are key factors in ING's strategy to accomplish its mission.

              Financial Targets

                 Annual operational net profit growth per share of at least 10% (excluding acquisitions) Net return on shareholders' equity of at least 12% A positive difference between income and expenditure growth

              Listings
              ING Group depository receipts for ordinary shares are listed on stock exchanges in Amsterdam, New York, Brussels, Paris, Frankfurt and Switzerland.


              Financial highlights 1999

                 Founded in 1991, ING Group's net profit has multiplied nearly sevenfold from Euros 714 million (or US$717 million) to Euros 4,922 million (or US$4,944 million). The compound annual growth rate has been more than 27%.


                                            1998        1999
                                            ----        ----
Balance sheet (in billions of euros)
Shareholders' equity                        29.1        34.6
Total assets                               394.9       492.8

Results (in millions of euros)
Income from insurance operations          29,400      35,401
Income from banking operations             8,687      10,337
Operational net profit                     2,103       3,229
Net profit                                 2,669       4,922

              Quick facts

                 Listed 9th in the global list of financial services companies based on market capitalization Listed 14th in the 2000 Forbes International 500 based on revenues, profits, assets and market capitalization Ranked 27th in the 1999 Fortune Global 500 based on revenues

     This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

ING AMERICAS CORPORATE FACT SHEET

               Profile
               ING Americas is comprised of ING Group's integrated financial services operations in North America and South America with businesses in the U.S., Canada, Mexico, Argentina, Chile, Peru, the Netherlands Antilles, as well as reinsurance operations in Bermuda, Japan and Ireland. The region consists of over 25 businesses and is responsible for 9% of ING's operational profits.

               ING Americas offers a comprehensive array of products and services including life, health and property & casualty insurance; fixed and variable annuities; reinsurance; guaranteed investment contracts (GICs); defined contribution plans and mutual funds. In addition, ING Americas provides investment management through a broker/dealer network of close to 3,800 registered representatives, as well as independent and career insurance agents, other broker/dealers, stock brokerage firms, banks and direct sales channels. ING Americas has announced its definitive offer to acquire ReliaStar Corp., a provider of a wide range of insurance and financial services products. The transaction is expected to close in 2000.

               The parent of ING Americas is Amsterdam-based ING Group, one of the largest integrated financial services organizations in the world with $347 billion of assets under management.

               Headquarters
               5780 Powers Ferry Road, NW Atlanta, Georgia 30327-4390
               Telephone: (770) 980-3300
               Facsimile: (770) 980-3301

               Chairman & CEO
               R. Glenn Hilliard

               Employees
               ING Americas was formed in 1993, but many of its companies have roots back to the 1800s. The organization now has close to 8,500 staff members working for a network of integrated financial services businesses.

               1999 Financial highlights
                Assets
                                                   $47.3 billion
                Revenue
                                                   $14.0 billion
                Net Operational Profit
                                                   $313 million

               ING Americas Operating Companies:
                UNITED STATES
                ING EQUITABLE LIFE/
                ING USG ANNUITY
                (fixed annuities)
                909 Locust Street
                Des Moines, IA 50309
                Phone: 515 698 7000
                Fax: 515 698 6973

                ING FUNDS
                (mutual funds)
                1475 Dunwoody Drive
                West Chester, PA 19380
                Phone: 610 425 3569
                Fax: 610 425 3899

                ING LIFE OF GEORGIA
                (life insurance)
                5780 Powers Ferry Road
                NWAtlanta, GA 30327
                Phone: 770 980 5100
                5100Fax: 770 980 5800

                ING REINSURANCE
                (life reinsurance)
                1290 Broadway
                Denver, CO 80203
                Phone: 303 860 1290
                Fax: 303 860 2666

                ING SECURITY LIFE
                (life insurance)
                1290 Broadway
                Denver, CO 80203
                Phone: 303 860 1290
                Fax: 303 860 2270

                ING INSTITUTIONAL MARKETS
                (guaranteed Investment contracts -
                GICs)
                1290 Broadway
                Denver, CO 80203
                Phone: 303 860 1290
                Fax: 303 860 2690
                                      ING UNITED LIFE
                                      (fixed annuities)
                                      851 SW 6th Ave.
                                      Portland, OR 97204
                                      Phone: 800 310 6074
                                      Fax: 503 220 0814

                                      ING VARIABLE ANNUITIES
                                      (variable annuities)
                                      1475 Dunwoody Drive
                                      West Chester, PA 19380
                                      Phone: 610 425 3400
                                      Fax: 610 425 3768

                                      ING ADVISORS NETWORK
                                      (registered representatives)
                                      1931 Georgetown Road
                                      Hudson, OH 44326
                                      Phone: 330 650 1660
                                      Fax: 330 650 9941

                                      (Includes: Compulife Investor Services,
                                      Inc. in Richmond, VA; Investors
                                      Financial Group, Inc. in Atlanta; Locust
                                      Street Securities, Inc. in Des Moines;
                                      Multi-Financial Group in Denver; and
                                      VESTAX Securities Corporation in
                                      Hudson, Ohio.)

                                      ING SOUTHLAND LIFE
                                      (life insurance)
                                      5780 Powers Ferry Road, NW
                                      Atlanta, GA 30327
                                      Phone: 770 980 5100
                                      Fax: 770 980 5800



                CANADA
                ING COMMERCE GROUP
                (property & casualty)
                2450 Girouard Street West
                Saint-Hyacinthe, QC J2S 3B
                Phone: 514 778 9701
                Fax: 514 773 3515

                BELAIRDIRECT
                (property & casualty)
                5455 Saint-Andre Street
                Montreal, QC H2J 4A9
                Phone: 514 270 9111
                Fax: 514 270 4915

                ING HALIFAX
                (property & casualty)
                75 Eglinton Avenue East
                Toronto, ON M4P 3A4
                Phone: 416 440 1000
                Fax: 416 440 0799

                ING NOVEX
                (property & casualty)
                6733 Mississauga Road, Suite 502
                Mississauga, ON L5N 6J5
                Phone: 905 819 2030
                Fax: 905 819 2117
                                              ING WESTERN UNION
                                              (property & casualty)
                                              333 5th Avenue SW, 15th Floor
                                              Calgary, AB T2P 4W7
                                              Phone: 403 269 7961
                                              Fax: 403 266 5877

                                              ING WELLINGTON
                                              (property & casualty)
                                              181 University Avenue

                                              Toronto, CA M5H 3M7
                                              Phone: 416 941 5202
                                              Fax: 416 941 9791

                                              AFP WEALTH MANAGEMENT
                                              (financial advisers)
                                              20 Erb Street West, Suite
                                              800Waterloo, ON N2L 1T2
                                              Phone: 519 886 8600
                                              Fax: 519 886 5359



                LATIN AMERICA/CARIBBEAN
                AFORE BITAL
                (pensions)
                Paseo de la Reforma 156 Piso 12
                Col. Juarez, Mexico 06600
                Phone: 52 5 407 0892
                Fax: 52 5 721 2028

                ING SEGUROS
                (life insurance - 49 %)
                Bosque de Alisos 45B Piso 2
                Bosques de Las Lomas
                DF CP 05120
                Mexico City, Mexico
                Phone: 52 5 257 7777
                Fax: 52 5 257 7700

                SEGUROS BITAL
                (bancassurance - 49 %)
                Bosque de Alisos 45B Piso 2
                Bosques de Las Lomas
                DF CP 05120
                Mexico City, Mexico
                Phone: 52 5 257 7777
                Fax: 52 5 257 7700

                ING VIDA
                (life)
                Av. Nueva Tajamar no. 481
                Piso 17, Torre NorteLas Condes,
                Santiago de ChileChile
                Phone: 56 2 252 15 20
                Fax: 56 2 252 15 29

                                      SEGUROS COMERCIAL
                                      AMERICA
                                      (multi-line - 41 %)
                                      Av Revolucion 1508
                                      Col Guadelupe Inn C.P. 01020
                                      Mexico City, Mexico
                                      Phone: 525 727-1010
                                      Fax: 525 757-2381

                                      PENSIONES BITAL
                                      (annuities - 49 %)
                                      Bosque de Alisos 45B Piso 2
                                      Bosques de Las Lomas
                                      DF CP 05120
                                      Mexico City, Mexico
                                      Phone: 52 5 257 7777
                                      Fax: 52 5 257 7700

                                      ING FATUM
                                      (life & non-life insurance)
                                      Cas Coraweg 2
                                      Roi Katochi, Willemstad
                                      Curacao
                                      The Netherlands Antilles
                                      Phone: 599 9 777 73 11
                                      Fax: 599 9 766 333

                                      ING INSURANCE
                                      (life insurance & investment)
                                      Edificio Alem Plaza
                                      L.N. Alem 855, 6 piso
                                      1001 - Buenes Aires
                                      Argentina
                                      Phone: 54 11 43 28 04 84
                                      Fax: 54 11 43 28 20 06


                    Here's what they're saying about ING...


   ...3rd on a list of the top 20 financial institutions in Europe...
                       based on FT/S&P - Reuters, 07/2000

   ...17th among all financial institutions in the world as measured by market capitalization...
                            American Banker, 9/1999

   ...14th on the list of the world's largest companies, based on revenue, net income, assets and market value...
                           Forbes' "Super 50," 7/2000

   ...27th on a list of the world's largest corporations as measured by revenue, profit, assets, stock-holders' equity and number of employees...
                   Fortune Magazine's "Fortune 500," 03/2000

   ...#92 on this year's list of the top 100 companies as measured by market value...
                             Business Week, 07/2000

     ...the ING Internet Fund was rated as the fourth best performing fund for the 4th quarter of 1999, citing a total return of 117.9% for the quarter...
                               USA Today, 01/2000

               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

ING US GROUP CORPORATE FACT SHEET

               Profile
               ING Americas is part of Amsterdam-based ING Group. ING Group is one of the largest integrated financial services organizations in the world with $347 billion in assets under management.

               ING Americas is comprised of ING's integrated financial services operations in North America and South America. The region consists of more than 25 businesses.

               The US operations of ING Americas have always been an important part of ING Group's expansion strategy. Since entering the U.S. market in 1977, ING U.S. has expanded through both internal growth and acquisitions. The organization offers a comprehensive array of products and services including life insurance, fixed and variable annuities; reinsurance; guaranteed investment contracts (GICs); defined contribution plans; and mutual funds. In addition, ING U.S. provides investment management through a broker/dealer network of 3,800 registered representatives, as well as independent and career insurance agents, other broker/dealers, stock brokerage firms, banks and direct sales.

               ING has announced its definitive offer to acquire ReliaStar Corp., a provider of a wide range of insurance and financial services products. The transaction is expected to close in 2000.

               Market Position in the U.S. After Aetna and ReliaStar

                    Ranked 6th among life insurance companies in terms of statutory assets ($111 billion at 1999 year end) Largest independent broker/dealer network (more than 10,500 registered representatives) 3rd in variable annuities sales (1999: US$ 6.9 billion) 5th in fixed annuities sales (1999:
                    US$ 1.5 billion) 5th in defined contribution plans 3rd in universal life sales (1999: US$ 183 million) 10th in variable universal life sales (1999: US$ 242 million) 5th in life reinsurance sales (1999 premium: US$ 0.5 billion) 2nd in equity indexed life sales 8th in equity indexed annuity sales Leader in worksite market

               Quick Facts for ING Group

                    Listed 14th among the Forbes Super 50 based on revenue, net income, assets and market value Among the top 10 financial services institutions in terms of market capitalization in both Europe and the US

               Fortune Global 500 Rankings

                    Among the top 50 organizations in the world based on profits Among the 30 largest organizations in the world based on revenues The second largest life insurance organization in the world based on revenues Ninth among the 100 largest foreign investments in the U.S.

               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

               GROUP

               Ewald Kist - Biography

               Ewald Kist (1944, Dutch) is Chairman of the Executive Board of Amsterdam-based ING Group, one of the world's largest diversified financial services companies. Kist is responsible for the strategy and oversight of ING Group's global operations. Beginning his career as a management trainee at Nationale-Nederlanden, an ING Group predecessor company, Kist has been with the corporation for 31 years.

               Prior to his current position at the helm of the company, Kist served as vice-chairman of the Executive Board of ING Group where he was responsible for strengthening ING's leading position in its domestic market, which accounts for 40% of total income and 63% of pre-tax operational profit. Under his leadership, a major restructuring of the largest insurance company of the Netherlands, Nationale-Nederlanden, was accomplished. Throughout his tenure at the company, Kist has served in several roles. In 1977, he was promoted to member of the Board of Nationale-Nederlanden General, Life and International. He became president of the US operations of Nationale-Nederlanden in 1986 and Member and Chairman of the General Management for the Netherlands in 1989.

               Kist is also active in many industry and community initiatives. He currently serves as vice-chairman of the Association of Insurers in the Netherlands and president of the Confederation of Netherlands Industry and Employers. He is a board member of the Netherlands' Red Cross, the International Insurance Society, the National Fund Aid to Victims, the Association of University Graduates and Labour Market and the Foundation Society, Security and Police. Kist is a supervisory member of the Board of Libertel and a member of the Geneva Association and the National Platform Crime Control.

               Serving his country as First Lieutenant in the Dutch Army, Kist went on to receive his Master's Degree in Dutch Law at Leyden University in 1967. He also earned his Insurance Agent A license in 1969, prior to his start at Nationale-Nederlanden.


               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

Cees Maas - Biography

               Cees Maas (1947, Dutch) joined the Executive Board of ING Group in 1992. On 1 July 1996, he was appointed Chief Financial Officer. As CFO he is responsible for Management and Financial Accounting and Investor Relations, including day-to-day contacts and financial communication with shareholders, analysts, asset managers and rating agencies.
               He co-ordinates tax, legal, and risk-management aspects and is responsible for asset and liability management policy.

               After graduating in Political Economics at Erasmus University in Rotterdam, Maas started his career at the Dutch Ministry of Finance in 1976. From 1986 until 1992, he was Treasurer-General. In this capacity, he served - among others - as chairman of the Monetary Committee of the European Union, Alternate Governor of the IMF, chairman of the personal representatives of the Ministers of Finance in the Intergovernmental Conference on the Economic and Monetary Union (Maastricht Treaty).

               In 1992, Maas switched to the private sector and was appointed to the Executive Board of ING Group. Maas holds several other posts. He is a member of the Board of Directors of the Institute of International Finance, of the Trilateral Commission and of the Institut International d'Etudes Bancaires.


               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

               GROUP

               Fredrick S. Hubbell - Biography

               Fred Hubbell (1951, American) was appointed to the Executive Board of ING Group in May 2000, after joining ING Group in 1997. He has been chairman of the ING Americas and ING Asia/Pacific Executive Committees as of 1 January 2000. Prior to this position, Hubbell was General Manager ING Financial Services International North America and President and CEO US Retail Financial Services. Until the end of 1999, he was chairman of the Executive Committee ING Financial Services International.

               His appointment to the Executive Board took place only two years after ING acquired the US life insurance company Equitable of Iowa (EIC), where Hubbell was Chairman, CEO and President.

               He received his law degree from the University of Iowa in 1976. Hubbell also participated in Harvard's Programme for Management Development (1983). Hubbell worked as a lawyer for 7 years in both New York City and Des Moines, Iowa. He subsequently joined Equitable of Iowa Companies in 1983, which was started by his ancestors in 1876.


               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

AMERICAS

               R. Glenn Hilliard - Biography

               R. Glenn Hilliard is CEO of ING Americas, holdings member and member of ING's Americas Executive Committee. ING Group is based in The Netherlands and is one of the world's largest diversified financial services companies. Glenn's responsibilities include the insurance, funds and retail banking operations in North and South America, with regional headquarters in Atlanta, Georgia. Glenn also serves as Chairman of the ING America Insurance Holdings Board. Hilliard began his career in the life insurance industry in 1968 as an attorney with Liberty Life Company in Greenville, South Carolina. He was promoted to vice president, general counsel and secretary of both Liberty Corporation and Liberty Life in 1975 and the director of the Liberty Corporations in 1983. He became president of Liberty Life in 1982 and CEO in 1984, and was elected CEO and chairman just prior to joining Security Life of Denver as President and CEO in 1989. Under his leadership, Security Life of Denver achieved consecutive record-breaking sales and profit years and moved to a leadership position in the general agency, life reinsurance and GIC markets.

               In January of 1993, Hilliard was appointed President and CEO of ING America Life where he created and put in place an innovative market-focused structure consisting of strategic business units and service units. One year later, Glenn was appointed to Chairman & CEO ING North America encompassing the U.S., Mexico and Canada regions. He was appointed to his current position in December of 1999.

               Glenn is very active in community works. He currently serves as a member of the Board of Directors of the Clemson University Foundation, the Board of Councilors for the Carter Center, a trustee of the Woodruff Arts Center and sits on the Board of Directors for the High Museum of Art. He is founding chairman and Chairman Emeritus of the Foothills Trail Conference and founding chairman and member of the Board of Visitors for the South Carolina Governor's School for the Arts. He is a member of the American and South Carolina Bar Associations, the American Council of Life Insurers (ACLI), the International Insurance Society (IIS), the Organization for International Investment
               (OFII), graduated from the Young President's Organization to the World's President's Organization and is a member of the International Business Fellows. He is a past member of the Board of Directors for Carolina First Corporation, a bank holding company, the National Board of the Rails-to-Trails Conservancy, the Denver Art Museum, the Greenville Art Museum, and the Colorado Symphony.

               A native of South Carolina, Hilliard received his B.A. from Clemson University in South Carolina, in 1965 and earned his J.D. from George Washington University Law School in Washington, D.C., in 1968. He also participated in the Executive Program at the University of Virginia in 1981.


               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

AMERICAS

               John R. Barmeyer - Biography

               Joining Life of Georgia in 1990 as general counsel, John Barmeyer was elected vice president, general counsel and secretary that same year. In August 1992 he was elected senior vice president, general counsel and secretary for ING America Life Corporation and its subsidiaries. He also has served on the boards of Life of Georgia and Southland Life Insurance Company.

               Mr. Barmeyer now serves as the chief legal officer for the United States operations of ING America Insurance Holdings, Inc., and as general counsel for ING Americas.

               Mr. Barmeyer was previously associated with the Metropolitan Atlanta Rapid Transit Authority (MARTA) as chief counsel (1979-1990). From 1973 to 1979, he had a private law practice and before that served as a law clerk with the United States Court of Appeals.

               He is a graduate of the University of California at Berkeley
               (1968) and Harvard University Law School (1971). He is a member of the State Bar of Georgia.

               A native of Missoula, Montana, he is married to the former Patricia Thrower of Atlanta. They have two children.


               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

Keith Gubbay - Biography

               Keith Gubbay is EVP Corporate Development for ING's FSI America's region. In this role, he is responsible for mergers, acquisitions, divestitures and other corporate development activity. He was previously EVP of Strategic Marketing for ING FSI Americas Region and served as a member of the Executive Committee of ING's U.S. Retail Financial Services business.

               Keith has also served as Executive Vice President - Corporate Development and Chief Actuarial Officer of Life Partner's Group, Inc. (NYSE: LPG) and its subsidiary life operations (Massachusetts General Life, Philadelphia Life, Lamar Life, and Wabash Life) from May 1, 1995 following LPG's acquisition of the Whitehall Insurance Group, until the sale of the company in July 1996.

               At Life Partners Group, Mr. Gubbay was responsible for developing a strategic direction for the Group, and subsequently led a significant corporate redirection covering financial reporting and profit measurement, financial arrangements with major producer groups, and a complete change of the product line. LPG, a holding company with assets of over $5 billion and annual sales of new universal life insurance premiums of $110 million, was sold to Conseco, Inc. in July 1996 in a transaction valued at $840 million.


               This information was provided to Aetna by ING as of 7/19/2000, and Aetna makes no representation or warranty as to its accuracy or completeness. Aetna is under no obligation to update or supplement this information.

          ***********************************************************

Aetna will be filing a proxy statement and other relevant documents concerning the merger with the United States Securities and Exchange Commission (the "SEC"). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain the documents free of charge at the SEC's Web site, http://www.sec.gov. In addition, documents filed with the SEC by Aetna will be available free of charge by calling 1-800-237-4273. Documents filed with the SEC by ING will be available free of charge from the Investor Relations Department, Strawinskylaan 2631.1077 ZZ Amsterdam, P.O. Box 810, 1000 AV. Amsterdam, The Netherlands 31-20-541-5462.

PLEASE READ THE PROXY STATEMENT CAREFULLY BEFORE
MAKING A DECISION CONCERNING THE MERGER.

This document does not constitute a solicitation by Aetna or its board of directors of any approval or action of its shareholders.

Aetna and its board of directors will be soliciting proxies from Aetna stockholders in favor of the merger. You can obtain more information about Aetna's directors and officers and their beneficial interests in Aetna's common stock from the SEC's Web site, http://www.sec.gov, and Aetna's Web site, http://www.aetna.com. Updated information with respect to the security holdings of these individuals will be included in the final proxy statement to be filed with the SEC.

CAUTIONARY STATEMENT -- Certain information in this document concerning the transaction with ING is forward-looking, including statements regarding the amount of cash per share that Aetna's shareholders are projected to receive from the transaction, the tax-efficient nature of the transaction, and Aetna's expectation as to the closing date of the ING transaction. Certain information in this document concerning Aetna's health business is also forward-looking, including the future business prospects for Aetna's health business and Aetna's expectations as to the future impact of certain actions and plans Aetna intends to implement in its health business. Forward-looking information is based on management's estimates, assumptions and projections, and is subject to significant uncertainties, many of which are beyond Aetna's control. Important risk factors could cause the actual future results to differ materially from those currently estimated by management. Risk factors that could materially affect statements made concerning the ING transaction include, but are not limited to: the capitalization of Aetna on the closing date, including the number of shares outstanding at that time; the timely receipt of necessary shareholder, regulatory and other consents and approvals needed to complete the transaction, which could be delayed for a variety of reasons related or not related to the transaction itself; the fulfillment of all of the closing conditions specified in the transaction documents; and the results of, and credit ratings assigned to, Aetna's health business at and prior to the closing of the ING transaction. Risk factors that could materially affect statements made concerning the results of Aetna's health business include, but are not limited to: continued or further unanticipated increases in medical costs (including increased medical utilization, increased pharmacy costs, increases resulting from unfavorable changes in contracting or recontracting with providers, changes in membership mix to lower premium or higher cost products or membership adverse selection); the ability to successfully integrate the Prudential HealthCare transaction on a timely basis and in a cost-efficient manner and to achieve projected operating earnings targets for that acquisition (which also is affected by the ability to retain acquired membership and the ability to eliminate duplicative administrative functions and integrate management information systems); adverse government regulation (including legislative proposals to eliminate or reduce ERISA pre-emption of state laws that would increase potential litigation exposure, other proposals that would increase potential litigation exposure or proposals that would mandate coverage of certain health benefits); and the outcome of litigation and regulatory matters, including numerous purported health care actions and ongoing reviews of business practices by various regulatory agencies. For further discussion of important risk factors that may materially affect management's estimates, Aetna's results and the forward-looking statements herein, please see the risk factors contained in Aetna's Securities and Exchange Commission filings, which risk factors are incorporated herein by reference. You also should read those filings, particularly Aetna's 1999 Report on Form 10-K and Report on Form 10-Q for the period ended March 31, 2000 filed with the SEC, for a discussion of Aetna's results of operations and financial condition.